Home Inns & Hotels Management Inc.
No. 124 Caobao Road, Xuhui District
Shanghai 200235
People’s Republic of China
June 22, 2011
VIA EDGAR AND E-MAIL
Tom Kluck, Legal Branch Chief
Adam F. Turk
Jennifer Gowetski
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Home Inns & Hotels Management Inc. (the “Company”) Form 20-F for the fiscal year ended December 31, 2010 Filed April 27, 2011 File No. 001-33082
Dear Mr. Kluck, Mr. Turk and Ms. Gowetski:
This letter sets forth the Company’s response to the comments contained in the letter dated June 14, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above referenced filing of the Company. The Staff’s comments are each repeated below in italics and followed by the response thereto.
Form 20-F for the Fiscal Year Ended December 31, 2010
Information on the Company, page 22
1.	In future filings, please revise your MD&A to describe the seasonality of your business and how it impacts your revenues and business operations. See Item 4.B.3 of Form 20-F.

In response to the Staff’s comment, in the MD&A of future filings the Company will describe the seasonality of its business and how revenues and business operations are impacted by seasonality.

Securities and Exchange Commission
June 22, 2011

Key Performance Indicators, page 42
2.	In future filings, please revise to provide the occupancy rate, average daily rate and RevPAR for your leased-and-operated hotels and your franchised-and-managed hotels. In addition, in future filings, please provide the occupancy rate, average daily rate and RevPAR for mature hotels as well as those that are in the ramp up phase and clarify how you define mature hotels.

In response to the Staff’s comment, in future filings the Company will provide the occupancy rate, average daily rate and RevPAR for leased-and-operated hotels, franchised-and-managed hotels, mature hotels and hotels that are in ramp up phase, as well as details regarding how the Company defines mature hotels.

3.	We note your disclosure within this section that you view EBITDA as a key performance indicator. Given this, in future periodic filings please provide your EBITDA for the periods covered by the MD&A and reconcile this figure to net income as presented in your consolidated statements of operations.

In response to the Staff’s comment, in future filings the Company will provide EBITDA for the periods covered by the MD&A and reconcile this figure to net income as presented in the Company’s consolidated statements of operations.
Revenues, page 43
4.	We note that your future revenue growth will depend significantly upon, among other things, your ability to maintain any future increase in your occupancy rates, average daily rates and RevPAR at existing hotels. For each of these performance indicators, in future filings, please disclose the trends in your market.

In response to the Staff’s comment, in future filings the Company will describe trends in the occupancy rates, average daily rates and RevPAR of the economy hotel market in China to the extent such market information is known to the Company.
Capital expenditures, page 56
5.	In future periodic filings, please include additional analysis of your capitalized expenditures by breaking down total capital expenditures between new development, redevelopment/renovations and other cap-ex by year. In addition, please provide a narrative discussion for fluctuations from year to year and expectations for the future.

In response to the Staff’s comment, in future filings the Company will include a breakdown of total capital expenditures into development of new hotels, redevelopment/renovations and other capital expenditures by year. In addition, the Company will provide a narrative discussion for fluctuations from year to year and expectations for the future.

Securities and Exchange Commission
June 22, 2011

The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*****

Securities and Exchange Commission
June 22, 2011

If you have any additional questions or comments regarding the Company’s annual report on Form 20-F for the year ended December 31, 2010, please contact the undersigned at 86 21 3401-9898 Ext. 1011 or the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740 4850. Thank you very much.

Very truly yours,
/s/ Huiping Yan
Huiping Yan Chief Financial Officer

cc:	David Jian Sun, Director and Chief Executive Officer, Home Inns & Hotels Management Inc. Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong